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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                                  April 6, 2006

                             Commission File Number:

                                  MetroGAS S.A.
             (Exact name of registrant as specified in its charter)

                                    MetroGAS
                 (Translation of registrant's name into English)

                         Gregorio Araoz de Lamadrid 1360
                       (C1267AAB) Buenos Aires, Argentina
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F  X              Form 40-F
                               ---                       ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                         Yes                      No X
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                         Yes                      No X
                            ---                     ---

   Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                         Yes                      No X
                            ---                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                                  MetroGAS S.A.
                                TABLE OF CONTENTS

Item
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1.   Press Release dated April 3, 2006 announcing the consummation of MetroGAS'
     restructuring on an out-of-court basis or on the basis of a combination out-of-court and APE restructuring.

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[GRAPHIC OMITTED]

                                                                         Item 1.
                                                                         -------

FOR IMMEDIATE RELEASE

For more information please contact:

MetroGAS S.A.                                                   D'Longueil Consulting, New York
Eduardo Villegas Contte, Chief Financial Officer                Lucia Domville
(evillega@metrogas.com.ar)                                      (ldomville@nyc.rr.com)
(5411) 4309-1434                                                (917) 375-1984
Pablo Boselli, Financial Manager
(pboselli@metrogas.com.ar)
(5411) 4309-1511


METROGAS ANNOUNCES THAT THE LEVEL OF ACCEPTANCE OF METROGAS' RESTRUCTURING OFFER
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BY HOLDERS OF ITS EXISTING DEBT IS SUFFICIENT TO PERMIT METROGAS TO CONSUMMATE
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ITS RESTRUCTURING ON AN OUT-OF-COURT BASIS OR ON THE BASIS OF A COMBINATION
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OUT-OF-COURT AND APE RESTRUCTURING
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         BUENOS AIRES, April 3, 2006 - MetroGAS S.A. (BASE: metr; NYSE: MGS)
(the "Company") today announced that, pursuant to its solicitation (the "APE Solicitation"), as of the close of business on March 31, 2006 holders of its 9-7/8% Series A Notes due 2003 (the "Series A Notes"), its 7.375% Series B Notes due 2002 (the "Series B Notes") and its Floating Rate Series C Notes due 2004 (the "Series C Notes" and, together with the Series A Notes and the Series B Notes, the "Existing Notes") and its other unsecured financial indebtedness (the "Existing Bank Debt" and, together with the Existing Notes, the "Existing Debt") aggregating approximately 92.1% of the principal amount of all Existing Debt had executed powers of attorney authorizing the execution on behalf of the holders of the Existing Notes of, and of support agreements committing holders of the Existing Bank Debt to execute, an acuerdo preventivo extrajudicial ("APE"). Accordingly and pursuant to the terms of the APE Solicitation, the Company may, at its option, consummate the restructuring of its Existing Debt on an out-of-court basis or on the basis of a combination out-of-court and APE restructuring as described in its Solicitation Statement dated November 9, 2005, as amended and supplemented.

         The expiration date for the APE Solicitation continues to be April 10, 2006 and, as previously announced, coincides with the expiration date of the Company's solicitation of powers of attorney and support agreements from holders of Existing Debt resident in Italy (the "Italian Solicitation"). In light of the level of support of the APE Solicitation by holders of Existing Debt, the Company does not anticipate that it will extend either of such expiration dates.

         The APE Solicitation will remain in all respects subject to all terms and conditions described in the Company's Solicitation Statement dated November 9, 2005, as amended and supplemented.


THIS PRESS RELEASE IS NOT AN OFFER IN ANY JURISDICTION, INCLUDING THE UNITED STATES AND ITALY, OF THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE OR ANY OF THE SECURITIES THAT MAY BE ISSUED. NEITHER THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE EXECUTION OF THE APE NOR ANY OF THE SECURITIES THAT MAY BE ISSUED MAY BE SOLD (A) IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR (B) IN ANY OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED. THE COMPANY HAS NOT REGISTERED

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UNDER THE SECURITIES ACT THE RIGHTS OR THE INTERESTS IN THE APE ARISING FROM THE
EXECUTION OF THE APE OR ANY OF THE SECURITIES THAT MAY BE ISSUED. WHILE THE APE SOLICITATION HAS NOT BEEN MADE TO HOLDERS OF EXISTING DEBT RESIDENT IN ITALY,
THE ITALIAN SOLICITATION IS BEING MADE TO SUCH HOLDERS IN COMPLIANCE WITH SUCH LAWS AND REGULATIONS. IN ADDITION, THE APE SOLICITATION IS ONLY BEING MADE IN
THE EUROPEAN ECONOMIC AREA (EXCLUDING ITALY) TO QUALIFIED INVESTORS, AS THAT
TERM IS DEFINED FOR THE PURPOSES OF THE EUROPEAN UNION PROSPECTUS DIRECTIVE. THE COMPANY RESERVES THE RIGHT, HOWEVER, TO EXTEND THE APE SOLICITATION TO NO MORE THAN 99 HOLDERS OF THE COMPANY'S EXISTING DEBT IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA (EXCLUDING ITALY) THAT HAS IMPLEMENTED THE EUROPEAN UNION PROSPECTUS DIRECTIVE.

The Settlement Agent for the APE Solicitation outside Argentina is J.P. Morgan Chase Bank and its telephone and fax number are +1 (212) 623-5136 and +1 (212) 623-6216, respectively. The Settlement Agent for the APE Solicitation inside Argentina is J.P. Morgan Chase Bank N.A., Sucursal Buenos Aires, and its telephone/fax number is (54 11)-4348-3475/4325-8046.

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                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date:  April 6, 2006


                                                MetroGAS S.A.

                                                By:    /s/ Eduardo Villegas
                                                       -------------------------
                                                Name:  Eduardo Villegas
                                                Title: Chief Financial Officer